Exhibit 1

Shanda Games Reports Third Quarter 2012 Unaudited Results

Hong Kong, China—November 26, 2012—Shanda Games Limited (“Shanda Games” or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2012.

Non-GAAP Financial Highlights

•	Net revenues were RMB1,080.5 million (US$170.4 million), down 20.1% YoY and 4.4% QoQ.

•	Gross profit was RMB705.4 million (US$111.2 million), down 17.9% YoY and 2.9% QoQ. Gross margin was 65.3%, up from 63.5% in Q3 2011 and 64.2% in Q2 2012.

•	Operating income was RMB324.2 million (US$51.1 million), down 25.1% YoY and 17.0% QoQ. Operating margin was 30.0%, compared with 32.0% in Q3 2011 and 34.6% in Q2 2012.

•	Net income attributable to ordinary shareholders was RMB289.9 million (US$45.7 million), down 28.2% YoY and 13.9% QoQ.

•	Earnings per diluted American Depositary Share (“ADS”) were RMB1.04 (US$0.17), compared with RMB1.42 in Q3 2011 and RMB1.20 in Q2 2012.

GAAP Financial Highlights

•	Net revenues were RMB1,080.5 million (US$170.4 million), down 20.1% YoY and 4.4% QoQ.

•	Online game revenues generated in China were RMB1,015.1 million (US$160.1 million), down 20.7% YoY and 2.4% QoQ.

•	Other revenues were RMB65.4 million (US$10.3 million), down 9.3% YoY and 27.4% QoQ.

•	Gross profit was RMB684.5 million (US$107.9 million), down 17.5% YoY and 2.9% QoQ. Gross margin was 63.4%, up from 61.3% in Q3 2011 and 62.4% in Q2 2012.

•	Operating income was RMB280.6 million (US$44.3 million), down 22.4% YoY and 20.8% QoQ. Operating margin was 26.0%, compared with 26.7% in Q3 2011 and 31.4% in Q2 2012.

•	Net income attributable to ordinary shareholders was RMB253.9 million (US$40.0 million), down 25.9% YoY and 17.7% QoQ.

•	Earnings per diluted ADS were RMB0.92 (US$0.15), compared with RMB1.20 in Q3 2011 and RMB1.10 in Q2 2012.

Operating Highlights

•	Average Monthly Active Users (average MAUs) for all games operated in China increased 6.2% QoQ to 18.4 million, mainly due to the release of content updates for certain major games during Q3 2012.

•

Average Monthly Paying Users (average MPUs) for all games operated in China decreased 7.9% QoQ to 3.5 million. The sequential decrease was mainly due to the content updates released for major games which introduced a number of free functions and game play to users, resulting in a decline in low-spending paying accounts in Q3 2012.

•

Monthly Average Revenue per Paying User (ARPU) for all games operated in China increased 6.0% QoQ to RMB95.7. The increase was primarily due to a decline in paying accounts during the quarter caused by reasons mentioned above.

“During the third quarter, we continued our strategy to decelerate monetization activities and enhance game play in order to lengthen the lifecycle of our games and pushed through a number of other initiatives to help revive our performance going forward,” said Mr. Xiangdong Zhang, Chief Executive Officer of Shanda Games. “As a result, we have already started to see some traction as monthly active users rose 6.2% compared with the prior quarter. With an increasing number of users being introduced to our games, we believe that our growing portfolio of games and promising pipeline will continue to deliver sustainable growth over the long-term.”

“In addition, we also look forward to the launch of a series of new games including ‘RIFT,’ ‘World Zero,’ ‘Final Fantasy XIV 2.0’ and ‘Dungeon Striker,’ which are progressing in various stages of development. The strong pipeline demonstrates our commitment to investing in our game portfolio and the efforts we have gone through to diversify our revenue streams and improve the health of our business overall.”

“As we develop new content, we continue to expand resources to bring them overseas. We will launch ‘Dragon Nest’ in Europe soon and are leveraging the success it has had abroad to build our brand name globally, including the export of new titles such as ‘Dungeon Striker.’ Overseas revenue is critical to our long-term growth and the sustainability of our business.”

“In recognition of the constantly changing gaming market, we are expanding our presence in the mobile game field, where we believe our brand name, operational expertise, distribution channels and financial strength will continue to serve as a core competitive advantage. By providing new ways to access our content, we hope to take our expertise to mobile and further broaden our reach.”

“Looking ahead, we are confident that our ‘All-Star, All-Region and All-Platform’, or ‘Triple-A’, strategy will position us well for long-term growth. With our pipeline development, global expansion and mobile innovation on track, we expect the financial results to start to reflect the progress we have made in the coming quarters.”

Non-GAAP Quarterly Results

(in millions, except for per share data)

	Q3 2011	Q2 2012	Q3 2012
	(RMB)	(RMB)	(RMB)	(US$)	QoQ
Net Revenues	1,352.8	1,130.5	1,080.5	170.4	-4.4%
Gross Profit	859.3	726.2	705.4	111.2	-2.9%
Operating Income	433.1	390.8	324.2	51.1	-17.0%
Government Financial Incentives	43.6	16.9	69.5	11.0	311.2%
Net Income Attributable to Ordinary Shareholders	403.5	336.6	289.9	45.7	-13.9%
Earnings Per Diluted ADS	1.42	1.20	1.04	0.17

Non-GAAP results exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects.

GAAP Quarterly Results

(in millions, except for per share data)

	Q3 2011	Q2 2012	Q3 2012
	(RMB)	(RMB)	(RMB)	(US$)	QoQ
Net Revenues	1,352.8	1,130.5	1,080.5	170.4	-4.4%
Gross Profit	829.8	705.2	684.5	107.9	-2.9%
Operating Income	361.4	354.5	280.6	44.3	-20.8%
Government Financial Incentives	43.6	16.9	69.5	11.0	311.2%
Net Income Attributable to Ordinary Shareholders	342.6	308.4	253.9	40.0	-17.7%
Earnings Per Diluted ADS	1.20	1.10	0.92	0.15

Third Quarter 2012 Unaudited Financial Results (GAAP)

Net Revenues. In the third quarter of 2012, Shanda Games reported net revenues of RMB1,080.5 million (US$170.4 million), compared with RMB1,352.8 million in the third quarter of 2011 and RMB1,130.5 million in the second quarter of 2012. Online game revenues generated in China and other revenues accounted for 93.9% and 6.1% of total net revenues, respectively.

Net revenues from online games operated in China declined 20.7% year-over-year and 2.4% quarter-over-quarter to RMB1,015.1 million (US$160.1 million) in the third quarter of 2012. The sequential decrease was primarily due to a decline in revenue from “AION” as the initial attraction surrounding the launch of its 3.0 expansion pack in March 2012 subsided, and a decline in revenue from “Woool” as the Company continued last quarter’s strategy to decelerate the monetization of the game to ensure a longer and healthier lifecycle. This was partially offset by the first full quarter of revenue contribution from “Age of Wushu,” an increase in revenue from “Dragon Nest” following the launch of an expansion pack in August, and positive seasonal effects on games during the third quarter of 2012.

Other revenues, which primarily represent net overseas revenues generated from game licensing, game operations, and advertising, were RMB65.4 million (US$10.3 million) in the third quarter of 2012, compared with RMB72.1 million in the third quarter of 2011 and RMB90.1 million in the second quarter of 2012. The quarter-over-quarter decrease in other revenues was primarily due to a decrease in advertising revenues related to cross-marketing activities in China during the third quarter of 2012.

Cost of Revenues. Cost of revenues for the third quarter of 2012 was RMB396.0 million (US$62.5 million), a decrease of 24.3% from RMB523.0 million in the third quarter of 2011 and 6.9% from RMB425.3 million in the second quarter of 2012. The quarter-over-quarter decrease was mainly attributable to a decrease in royalty fees paid to third parties as a result of lower revenues from licensed games and a decrease in platform fees, which are calculated based upon the Company’s revenues, paid to Shanda Online. Cost of revenues represented 36.6% of net revenues, compared with 38.7% in the third quarter of 2011 and 37.6% in the second quarter of 2012.

Gross Profit. Gross profit for the third quarter of 2012 was RMB684.5 million (US$107.9 million), representing a decrease of 17.5% from RMB829.8 million in the third quarter of 2011 and 2.9% from RMB705.2 million in the second quarter of 2012. Gross margin was 63.4% in the third quarter of 2012, up from 61.3% in the third quarter of 2011 and 62.4% in the second quarter of 2012.

Operating Expenses. Total operating expenses for the third quarter of 2012 were RMB403.9 million (US$63.6 million), representing a decrease of 13.8% from RMB468.4 million in the third quarter of 2011 and an increase of 15.2% from RMB350.7 million in the second quarter of 2012. Operating expenses represented 37.4% of net revenues, compared with 34.6% in the third quarter of 2011 and 31.0% in the second quarter of 2012.

Product development expenses decreased 13.0% year-over-year and increased 8.2% quarter-over-quarter to RMB161.5 million (US$25.4 million) in the third quarter of 2012. The sequential increase in product development expenses was primarily due to an annual salary increase for research and development personnel during the third quarter of 2012. Product development expenses represented 14.9% of net revenues, compared with 13.7% in the third quarter of 2011 and 13.2% in the second quarter of 2012.

Sales and marketing expenses decreased 6.2% year-over-year and increased 17.2% quarter-over-quarter to RMB152.5 million (US$24.0 million) in the third quarter of 2012. The sequential increase was primarily due to an increase in service fees for distributing and marketing prepaid cards and a seasonal increase in marketing and promotional expenses for the summer holidays which occurred during the third quarter. Sales and marketing expenses represented 14.1% of net revenues, compared with 12.0% in the third quarter of 2011 and 11.5% in the second quarter of 2012.

General and administrative expenses decreased 25.2% year-over-year and increased 25.9% quarter-over-quarter to RMB89.9 million (US$14.2 million) in the third quarter of 2012. The sequential increase in general and administrative expenses was primarily due to (i) an impairment of certain assets as the Company initiated a series of restructuring measures and streamlined its previous investments during the third quarter of 2012, (ii) a net increase in bad debt expense due to the second quarter reversal of the bad debt provision previously recorded as a result of subsequent repayment of a loan, and (iii) an increase in share-based compensation expenses. The increases were partially offset by a decline in sales tax expenses associated with inter-company transactions during the third quarter of 2012. General and administrative expenses accounted for 8.3% of net revenues, compared with 8.9% in the third quarter of 2011 and 6.3% in the second quarter of 2012.

Share-based compensation expenses were RMB11.5 million (US$1.8 million) in the third quarter of 2012, compared with RMB30.4 million in the third quarter of 2011 and RMB3.9 million in the second quarter of 2012. The quarter-over-quarter increase was primarily a result of the repricing of underwater share options held by Company’s officers and employees, which was partially offset by a decline in share-based compensation expenses due to the departure of senior executives during the third quarter of 2012.

Operating Income. Operating income for the third quarter of 2012 was RMB280.6 million (US$44.3 million), a decrease of 22.4% from RMB361.4 million in the third quarter of 2011 and 20.8% from RMB354.5 million in the second quarter of 2012. Operating margin was 26.0% in the third quarter of 2012, compared with 26.7% in the third quarter of 2011 and 31.4% in the second quarter of 2012.

Government Financial Incentives. Government financial incentives totaled RMB69.5 million (US$11.0 million) in the third quarter of 2012, compared with RMB43.6 million in the third quarter of 2011 and RMB16.9 million in the second quarter of 2012. The Company’s receipt of government financial incentives is subject to time lags and inconsistent government administrative practices relating to the timing of payments.

Other Income (Expense), Net. Other expense for the third quarter of 2012 was RMB28.1 million (US$4.5 million), compared with other income of RMB3.0 million in the third quarter of 2011 and other income of RMB15.2 million in the second quarter of 2012. The quarter-over-quarter change was mainly due to a foreign exchange loss of RMB21.6 million (US$3.4 million) recognized in the third quarter of 2012, compared with a foreign exchange gain of RMB19.3 million in the second quarter of 2012. The change in foreign exchange gains and losses were mainly due to the unrealized exchange gains and losses related to the foreign currency forward contracts.

Income Tax Expense. Income tax expense for the third quarter of 2012 was RMB92.1 million (US$14.5 million), compared with RMB94.2 million in the third quarter of 2011 and RMB99.3 million in the second quarter of 2012.

Net Income Attributable to Ordinary Shareholders. Net income for the third quarter of 2012 was RMB253.9 million (US$40.0 million), a decrease of 25.9% from RMB342.6 million in the third quarter of 2011 and 17.7% from RMB308.4 million in the second quarter of 2012. Earnings per diluted ADS in the third quarter of 2012 were RMB0.92 (US$0.15), compared with RMB1.20 in the third quarter of 2011 and RMB1.10 in the second quarter of 2012.

Net Cash. In the third quarter of 2012 the Company generated RMB207.7 million (US$32.7 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans and dividend payable, increased from RMB3,036.6 million as of June 30, 2012 to RMB3,072.6 million (US$484.6 million) as of September 30, 2012.

Nine Months 2012 Unaudited Financial Results

Net Revenues. Net revenues for the first nine months of 2012 totaled RMB3,600.5 million (US$567.8 million), a decrease of 8.3% from RMB3,925.9 million in the first nine months of 2011.

Gross Profit. Gross profit for the first nine months of 2012 was RMB2,263.3 million (US$356.9 million), a decrease of 5.4% from RMB2,391.7 million in the first nine months of 2011. Gross margin was 62.9%, an increase from 60.9% in the first nine months of 2011.

Operating Income. Operating income for the first nine months of 2012 was RMB1,071.4 million (US$169.0 million), a decrease of 0.2% from RMB1,073.1 million in the first nine months of 2011. Operating margin was 29.8%, an increase from 27.3% in the first nine months of 2011.

Non-GAAP Operating Income. Non-GAAP operating income for the first nine months of 2012 was RMB1,208.0 million (US$190.5 million), a decrease of 6.1% from RMB1,285.8 million in the first nine months of 2011. Non-GAAP operating margin was 33.6%, an increase from 32.8% in the first nine months of 2011.

Net Income Attributable to Ordinary Shareholders. Net income for the first nine months of 2012 was RMB899.1 million (US$141.8 million), a decrease of 6.4% from RMB960.6 million in the first nine months of 2011. Net margin was 25.0%, increased from 24.5% in the first nine months of 2011. Earnings per diluted ADS were RMB3.22 (US$0.51), compared with RMB3.38 in the first nine months of 2011.

Non-GAAP Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the first nine months of 2012 was RMB1,008.6 million (US$159.1 million), a decrease of 11.7% from RMB1,142.0 million in the first nine months 2011. Non-GAAP net margin was 28.0%, compared with 29.1% in the first nine months of 2011. Non-GAAP earnings per diluted ADS were RMB3.62 (US$0.57), compared with RMB4.02 in the first nine months of 2011.

Net Cash. In the first nine months of 2012 the Company generated RMB1,172.8 million (US$185.0 million) in cash flows from operating activities. The Company’s cash and cash equivalent, short-term investments, restricted cash and time deposits, net of loans and dividend payable, increased from RMB2,160.1 million as of December 31, 2011 to RMB3,072.6 million (US$484.6 million) as of September 30, 2012.

Recent Business Highlights

•

August 30, 2012—Shanda Games began unlimited closed-beta testing for the web version of “Woool of Paladin” (Han Jiang Chuan Shi), an in-house developed fantasy web game based on the Company’s Woool franchise.

•	August 31, 2012—NHN Korea began a second round of closed-beta testing for “Dungeon Striker,” an action MMORPG developed by Eyedentity Games, a Korea-based game studio under Shanda Games.

•

September 14, 2012—Shanda Games’ board of directors approved to adjust the exercise price for the share options held by the officers and employees of the Company and its subsidiaries and operating companies in China. The new exercise price for these options is US $1.835 per Class A ordinary share, representing the average closing price of the Company’s ADSs during the 15 consecutive trading days prior to September 14, 2012 divided by two.

•	September 25, 2012—Mail.Ru Group, a leading internet company in Russia, began commercial operation of Shanda Games’ 3D MMORPG “Dragon Nest” in Russia.

•

September 28, 2012—Actoz, a Korean-based online game publisher in which Shanda Games owns a majority stake, has entered into an agreement with the Company to acquire 20.5% equity interest in Eyedentity Games, our wholly owned subsidiary incorporated in Korea. The acquisition was closed on October 10, 2012.

•

October 7, 2012—Eyedentity Games signed a publishing agreement for “Dungeon Striker” with NHN Japan, a leading Japanese online game company. Pursuant to the agreement, NHN Japan will be the exclusive operator of “Dungeon Striker” in Japan.

•

October 16, 2012—Shanda Games and Square Enix, a leading game developer based in Japan, announced a mobile game partnership under which the two companies will share their resources and expertise in developing and operating mobile games. The partnership includes joint development for the mobile versions of “Final Fantasy I,” “Final Fantasy II,” “Final Fantasy III” and “Diffusion Million Arthur” for distribution in China, Taiwan, Korea, and Southeast Asia.

•

October 16, 2012—Eyedentity Games announced its first mobile game “Dragon Nest: Labyrinth.” Based on the popular PC-based MMORPG “Dragon Nest,” “Dragon Nest: Labyrinth” has adopted the same fast-paced action and battle system of the original PC game. New features such as real-time multiplayer, leveling system and player community have been added in order to enhance the gaming experience on mobile platforms. The game is expected to launch in 2013.

•	October 23, 2012—Shanda Games began the first round of closed-beta testing in Mainland China for “RIFT,” a 3D MMORPG licensed from Trion World.

Share Repurchase

In June 2012, the Company’s Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to $100 million worth of its outstanding ADSs during the next twelve (12) months. As of November 23, 2012, the Company has repurchased approximately 10.9 million ADSs for an aggregate consideration of US$40 million.

Conference Call and Webcast Notice

Shanda Games will host a conference call at 9:00 a.m. on November 27, 2012 Beijing/Hong Kong Time (8:00 p.m. on November 26, 2012 Eastern Time), to discuss its third quarter results.

Dial-in details for the live conference call are as follows:

U.S. Toll Free: 1866-519-4004

Mainland China Toll Free (for mobile users):     400-620-8038

Mainland China Toll Free (for fixed line users):     800-819-0121

Hong Kong Toll Free:     800-930-346

U.K. Toll Free:     0808-234-6646

International Toll:     +65-6723-9381

Passcode:     71472066

A replay of the conference call will be available from 12:00 pm (Beijing/Hong Kong Time) on November 27, 2012 for 7 days.

U.S. Toll Free: 1855-452-5696

International Toll: +61-2-8199-0299

Passcode: 71472066

A live and archived webcast of the conference call will also be available on Shanda Games’ investor relations website at http://ir.shandagames.com/.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on RMB6.3410 to US$1.00 as published by the People’s Bank of China on September 28, 2012, the last trading day of September 2012. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all. The percentages stated are calculated based on the RMB amounts.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with United States (U.S.) generally accepted accounting principles (GAAP), this earnings release contains non-GAAP financial numbers including non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to ordinary shareholders and non-GAAP per share data.

The non-GAAP financial measures disclosed by the Company exclude share-based compensation, amortization of acquisition-related intangible assets and the related income tax effects. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with generally accepted accounting principles and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Shanda Games believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Shanda Games’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Shanda Games believes that the presentation of non-GAAP financial measures when shown in conjunction with the corresponding GAAP measures provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Shanda Games’ management also believes that the non-GAAP financial measures are appropriate for period to period comparisons in the Company’s budget, planning and evaluation processes. From time to time in the future, there may be other items that Shanda Games may exclude in reviewing its financial results.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company; the future benefits brought by the Company’s “All-Star, All-Region and All-Platform” strategy; the introduction and potential success of new game titles; the expansion into global market; and the expansion into micro-clients games, browser games and mobile games and the future benefits brought by these games represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release; such games and any related expansion packs are not well received by users in China; the games fail to meet the expectations of end users; the games that the Company operates overseas or has licensed to partners globally are not well received by end users in these countries; the Company fails to execute its “All-Star, All-Region and All-Platform” strategy and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.shandagames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone:	+86-21-5050-4740 (Shanghai)
Email:	IR@ShandaGames.com

Christensen:

Christian Arnell

Phone:	+86-10-5826-4939 (China)
Email:	carnell@ChristensenIR.com

Linda Bergkamp

Phone:	+1-480-614-3004 (U.S.A.)
Email:	lbergkamp@ChristensenIR.com

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except for share and per share data)

	December 31	June 30	September 30
	2011	2012	2012
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,835.5	1,546.3	1,625.6	256.4
Restricted cash	20.4	35.4	258.4	40.8
Short-term investments	2,209.0	2,533.9	2,356.5	371.6
Marketable securities	3.8	4.6	6.5	1.0
Accounts receivable, net of allowance for doubtful accounts	72.8	69.2	88.1	13.9
Accounts receivable due from related parties	406.0	290.3	327.9	51.7
Deferred licensing fees and related costs	19.8	10.4	12.1	1.9
Prepayments and other current assets	182.0	239.1	203.7	32.1
Other receivables due from related parties [1]	931.3	2,036.8	2,063.9	325.5
Deferred tax assets	74.7	52.0	65.3	10.3

Total current assets	5,755.3	6,818.0	7,008.0	1,105.2

Time deposit with maturity over one year	—	260.0	—	—
Investment in affiliated companies	37.9	179.5	193.8	30.6
Investment in securities	—	5.6	5.7	0.9
Property and equipment	230.5	222.4	207.9	32.8
Intangible assets	994.7	629.2	617.4	97.4
Goodwill	492.1	328.5	329.2	51.9
Long-term deposits	95.1	52.7	53.2	8.4
Other long-term assets	326.6	217.6	186.2	29.2
Non-current deferred tax assets	26.4	25.2	22.6	3.6

Total assets	7,958.6	8,738.7	8,624.0	1,360.0

LIABILITIES
Current liabilities:
Short-term borrowings	858.8	2,294.2	2,132.7	336.3
Accounts payable	38.4	47.5	40.3	6.4
Accounts payable due to related parties	77.3	63.8	64.2	10.1
Licensing fees payable	188.2	257.6	149.1	23.5
Taxes payable	190.6	166.1	150.6	23.8
Deferred revenue	173.4	120.7	139.3	22.0
Other payables and accruals	416.0	373.4	383.0	60.3
Other payables due to related parties [2]	125.9	993.1	1,002.8	158.1
Dividend payable	1,823.4	20.7	13.3	2.1
Deferred tax liabilities	72.9	88.4	98.0	15.5

Total current liabilities	3,964.9	4,425.5	4,173.3	658.1

Long-term liabilities	68.9	89.6	99.9	15.8
Non-current deferred tax liabilities	260.2	114.7	108.7	17.1
Non-current deferred revenue	47.6	44.2	36.0	5.7

Total liabilities	4,341.6	4,674.0	4,417.9	696.7

Redeemable non-controlling interests	14.0	14.0	14.0	2.1

SHAREHOLDERS’ EQUITY
Ordinary shares outstanding	560,309,556	560,160,962	547,874,828	547,874,828
ADS equivalent outstanding	280,154,778	280,080,481	273,937,414	273,937,414
Ordinary shares (US$0.01 par value)	40.9	40.9	40.1	6.3
Additional paid-in capital	1,561.3	1,367.3	1,352.8	213.3
Statutory reserves	147.1	149.8	149.8	23.6
Accumulated other comprehensive loss	(68.5)	(62.6)	(47.9)	(7.5)
Retained earnings	1,665.0	2,268.0	2,385.9	376.3

Total Shanda Games Limited shareholders’ equity	3,345.8	3,763.4	3,880.7	612.0
Non-controlling interests	257.2	287.3	311.4	49.2

Total shareholders’ equity	3,603.0	4,050.7	4,192.1	661.2

Total liabilities and shareholders’ equity	7,958.6	8,738.7	8,624.0	1,360.0

Note:

1.	The balance of “other receivables due from related parties” as of September 30, 2012 mainly represented the outstanding loans we lent to our parent company Shanda Interactive Entertainment Limited or its affiliates. The aggregate amount of these loans was RMB1,952.6 million (US$307.9 million), with interest rates ranging from 3% to 6.71%. The interest receivable related to these loans amounted to RMB90.6 million (US$14.3 million).
2.	The balance of “other payables due to related parties” as of September 30, 2012 mainly represented the outstanding loans we obtained from our parent company Shanda Interactive Entertainment Limited or its affiliates. The aggregate amount of these loans was RMB974.5 million (US$153.7 million), with interest rates ranging from 1.8% to 3%. The interest payable related to these loans amounted to RMB18.5 million (US$2.9 million).

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except for share and per share data)

	Three months ended
	September 30 2011	June 31 2012	September 30 2012
	RMB	RMB	RMB	US$
Net revenues:
Online game revenues generated in China	1,280.7	1,040.4	1,015.1	160.1
Other revenues	72.1	90.1	65.4	10.3

Total net revenues	1,352.8	1,130.5	1,080.5	170.4

Cost of revenues	(523.0)	(425.3)	(396.0)	(62.5)

Gross profit	829.8	705.2	684.5	107.9

Operating expenses:
Product development	(185.7)	(149.2)	(161.5)	(25.4)
Sales and marketing	(162.5)	(130.1)	(152.5)	(24.0)
General and administrative	(120.2)	(71.4)	(89.9)	(14.2)

Total operating expenses	(468.4)	(350.7)	(403.9)	(63.6)

Income from operations	361.4	354.5	280.6	44.3
Interest income net with interest expense	36.3	29.0	32.8	5.2
Government financial incentives	43.6	16.9	69.5	11.0
Other income (expense), net	3.0	15.2	(28.1)	(4.5)

Income before income tax expenses, equity in affiliated companies, and non-controlling interests	444.3	415.6	354.8	56.0
Income tax expenses	(94.2)	(99.3)	(92.1)	(14.5)
Equity in loss of affiliated companies	(2.9)	(2.7)	(4.9)	(0.8)

Net income	347.2	313.6	257.8	40.7
Net income attributable to non-controlling interests	(4.6)	(5.2)	(3.9)	(0.7)

Net income attributable to ordinary shareholders	342.6	308.4	253.9	40.0

Earnings per ordinary share
Basic	0.60	0.55	0.46	0.07
Diluted	0.60	0.55	0.46	0.07
Earnings per ADS
Basic	1.20	1.10	0.92	0.15
Diluted	1.20	1.10	0.92	0.15
Weighted average ordinary shares outstanding
Basic	569,927,358	560,915,794	554,753,776	554,753,776
Diluted	570,040,780	560,923,399	554,759,632	554,759,632
Weighted average ADS outstanding
Basic	284,963,679	280,457,897	277,376,888	277,376,888
Diluted	285,020,390	280,461,700	277,379,816	277,379,816
Reconciliation from non-GAAP measures to GAAP measures
Non-GAAP gross profit	859.3	726.2	705.4	111.2
Intangible assets amortization arising from acquisition	(29.3)	(21.0)	(20.9)	(3.3)
Share-based compensation cost	(0.2)	—	—	—
GAAP gross profit	829.8	705.2	684.5	107.9
Non-GAAP operating income	433.1	390.8	324.2	51.1
Intangible assets amortization arising from acquisition	(41.3)	(32.4)	(32.1)	(5.0)
Share-based compensation cost	(30.4)	(3.9)	(11.5)	(1.8)
GAAP operating income	361.4	354.5	280.6	44.3
Non-GAAP net income attributable to ordinary shareholders	403.5	336.8	289.9	45.7
Intangible assets amortization arising from acquisition	(41.3)	(32.4)	(32.1)	(5.0)
Share-based compensation cost	(30.4)	(3.9)	(11.5)	(1.8)
Income tax effect	10.1	7.1	7.0	1.0
Intangible assets amortization of non-controlling interests	0.7	0.8	0.6	0.1
GAAP net income attributable to ordinary shareholders	342.6	308.4	253.9	40.0
Non-GAAP diluted earnings per share	0.71	0.60	0.52	0.08
Non-GAAP expense per share	(0.11)	(0.05)	(0.06)	(0.01)

GAAP diluted earnings per share	0.60	0.55	0.46	0.07

Non-GAAP diluted earnings per ADS	1.42	1.20	1.04	0.17
Non-GAAP expense per ADS	(0.22)	(0.10)	(0.12)	(0.02)

GAAP diluted earnings per ADS	1.20	1.10	0.92	0.15

Supplemental disclosure of intangible assets amortization arising from acquisitions included in:

Cost of revenues	(29.3)	(21.0)	(20.9)	(3.3)
Product development	(3.2)	(6.9)	(6.9)	(1.0)
Sales and marketing	(3.8)	(2.3)	(1.8)	(0.3)
General and administrative	(5.0)	(2.2)	(2.5)	(0.4)

Total	(41.3)	(32.4)	(32.1)	(5.0)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	(0.2)	—	—	—
Product development	(6.1)	(6.1)	(4.8)	(0.8)
Sales and marketing	(0.1)	—	(0.3)	—
General and administrative	(24.0)	2.2	(6.4)	(1.0)

Total	(30.4)	(3.9)	(11.5)	(1.8)

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except for share and per share data)

	Nine months ended
	September 30 2011	September 30 2012
	RMB	RMB	US$
Net revenues:
Online game revenues generated in China	3,713.4	3,344.1	527.4
Other revenues	212.5	256.4	40.4

Total net revenues	3,925.9	3,600.5	567.8

Cost of revenues	(1,534.2)	(1,337.2)	(210.9)

Gross profit	2,391.7	2,263.3	356.9

Operating expenses:
Product development	(504.1)	(486.6)	(76.7)
Sales and marketing	(467.8)	(438.8)	(69.2)
General and administrative	(346.7)	(266.5)	(42.0)

Total operating expenses	(1,318.6)	(1,191.9)	(187.9)

Income from operations	1,073.1	1,071.4	169.0
Interest income net with interest expense	77.8	81.7	12.9
Government financial incentives	87.3	96.4	15.2
Other (expense), net	(3.8)	(19.0)	(3.0)

Income before income tax expenses, equity in affiliated companies, and non-controlling interests	1,234.4	1,230.5	194.1
Income tax expenses	(258.9)	(296.7)	(46.8)
Equity in loss of affiliated companies	(4.5)	(13.0)	(2.1)

Net income	971.0	920.8	145.2
Net income attributable to non-controlling interests	(10.4)	(21.7)	(3.4)

Net income attributable to ordinary shareholders	960.6	899.1	141.8

Earnings per ordinary share
Basic	1.69	1.61	0.25
Diluted	1.69	1.61	0.25
Earnings per ADS
Basic	3.38	3.22	0.51
Diluted	3.38	3.22	0.51
Weighted average ordinary shares outstanding
Basic	569,236,463	558,751,392	558,751,392
Diluted	569,275,017	558,786,563	558,786,563
Weighted average ADS outstanding
Basic	284,618,232	279,375,696	279,375,696
Diluted	284,637,509	279,393,282	279,393,282
Reconciliation from non-GAAP measures to GAAP measures
Non-GAAP gross profit	2,480.1	2,331.5	367.7
Intangible assets amortization arising from acquisition	(87.7)	(68.0)	(10.7)
Share-based compensation cost	(0.7)	(0.2)	(0.1)
GAAP gross profit	2,391.7	2,263.3	356.9
Non-GAAP operating income	1,285.8	1,208.0	190.5
Intangible assets amortization arising from acquisition	(122.6)	(106.3)	(16.7)
Share-based compensation cost	(90.1)	(30.3)	(4.8)
GAAP operating income	1,073.1	1,071.4	169.0
Non-GAAP net income attributable to ordinary shareholders	1,142.0	1,008.6	159.1
Intangible assets amortization arising from acquisition	(122.6)	(106.3)	(16.7)
Share-based compensation cost	(90.1)	(30.3)	(4.8)
Income tax effect	29.8	24.9	3.9
Intangible assets amortization of non-controlling interests	1.5	2.2	0.3
GAAP net income attributable to ordinary shareholders	960.6	899.1	141.8
Non-GAAP diluted earnings per share	2.01	1.81	0.28
Non-GAAP expense per share	(0.32)	(0.20)	(0.03)

GAAP diluted earnings per share	1.69	1.61	0.25

Non-GAAP diluted earnings per ADS	4.02	3.62	0.57
Non-GAAP expense per ADS	(0.64)	(0.40)	(0.06)

GAAP diluted earnings per ADS	3.38	3.22	0.51

Supplemental disclosure of intangible assets amortization arising from acquisitions included in:

Cost of revenues	(87.7)	(68.0)	(10.7)
Product development	(9.5)	(20.6)	(3.3)
Sales and marketing	(10.5)	(7.9)	(1.2)
General and administrative	(14.9)	(9.8)	(1.5)

Total	(122.6)	(106.3)	(16.7)

Supplemental disclosure of share-based compensation cost included in:

Cost of revenues	(0.7)	(0.2)	(0.1)
Product development	(18.4)	(14.9)	(2.3)
Sales and marketing	(0.1)	(0.3)	—
General and administrative	(70.9)	(14.9)	(2.4)

Total	(90.1)	(30.3)	(4.8)

SHANDA GAMES LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions, except for share and per share data)

	Nine months ended
	September 30 2011	September 30 2012
	RMB	RMB	US$
Cash flows from operating activities:
Net income	971.0	920.8	145.2
Adjustments for:
Share-based compensation expenses	90.1	30.3	4.8
Depreciation and amortization	261.3	207.6	32.7
Others	(28.0)	56.3	8.9
Changes in assets and liabilities, net of acquisitions:
Prepayments and licensing fee and royalty	(315.1)	9.6	1.5
Others	4.7	(51.8)	(8.1)

Net cash provided by operating activities	984.0	1,172.8	185.0

Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(100.5)	(49.8)	(7.9)
Acquisition (net of cash acquired) and equity investment	(9.9)	(42.6)	(6.7)
Changes of short-term investments and time deposit with maturity over one year	(264.4)	(127.5)	(20.1)
Increase in loan receivable	(383.0)	(1,059.0)	(167.0)
Others	(24.2)	(7.8)	(1.2)

Net cash used in investing activities	(782.0)	(1,286.7)	(202.9)

Cash flows from financing activities:
Repurchase of common stock	—	(170.5)	(26.9)
Proceeds from loan borrowed	940.4	3,523.8	555.7
Repayment of loans	(907.3)	(1,403.5)	(221.3)
Dividends paid to the company shareholders	—	(1,809.3)	(285.3)
Others	(400.2)	(243.9)	(38.5)

Net cash used in financing activities	(367.1)	(103.4)	(16.3)

Effect of exchange rate changes on cash	(18.6)	7.4	1.1

Net decrease in cash and cash equivalents	(183.7)	(209.9)	(33.1)
Cash and cash equivalents, beginning of period	1,571.8	1,835.5	289.5

Cash and cash equivalents, end of period	1,388.1	1,625.6	256.4